UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404
DIVISION OF
CORPORATION FINANCE
Mail Stop 05-07
        							December 28, 2004

Via U.S. Mail

David R. Robinson
President and Chief Executive Officer
Forum Energy
Suite 1400
700-2nd  Street
SW Calgary, AB.
T2P 4V5
Canada

RE:		Forum Energy
		Form 20-F for the year ended December 31, 2003
		File No.  0-17729

Dear Mr. Robinson:

      We have limited our review of your Form 20-F to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response.
After reviewing this information, we may or may not raise
Additional comments.

      Please understand that the purpose of our review process is To assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2003

General  -
We note the disclosure in Note 2 to the 2002 financial statements, On p.59, that the Company had an Iranian subsidiary, Tracer Petroleum
Iran Limited; and the disclosure on p.16, and in Note 9 to the 2002 financial statements on p.65, regarding the Company`s development activities in Iran. It appears from Exhibit 9, a list of the Company`s subsidiaries, that the Company no longer has an Iranian subsidiary. In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury
Department`s Office of Foreign Assets Control, please advise us of the status of the Company`s Iranian subsidiary; and the materiality to the Company of its prior and/or existing Iranian subsidiary and its development activities in Iran. Give us your view as to whether the Company`s prior and/or existing operations and development activities in Iran constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision.

Closing

      Please understand that we may have additional comments after We review your response to our comment. You may contact me at
(202)942-7817 if you have any questions about the comment or our review.


								Sincerely,




								Cecilia Blye, Chief
								Office of Global Security
								Risk


cc: 	Roger Schwall
	Assistant Director
	Division of Corporation Finance